Exhibit 99.1

Voting Results of Sea Limited’s Annual General Meeting

At the annual general meeting of shareholders of Sea Limited (the “Company”) held on February 14, 2022 in Singapore (the “AGM”), the Company’s shareholders approved as a special resolution that the Company’s Eighth Amended and Restated Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Company’s Ninth Amended and Restated Memorandum and Articles of Association to increase the voting power of each Class B ordinary share from three (3) votes to fifteen (15) votes on all matters subject to vote at general meetings of the Company and to reflect other relevant changes.

A total of approximately 555 million ordinary shares of the Company (comprising approximately 407 million Class A ordinary shares, including Class A ordinary shares underlying ADSs, and approximately 148 million Class B ordinary shares), representing approximately 99.7% of the total voting power of the Company’s ordinary shares issued and outstanding as of January 14, 2022, the record date, were present in person or by proxy at the AGM.

The results of the votes were as follows:

	For		Against
	Number of Shares	% of Total Votes Cast	Number of Shares	% of Total Votes Cast
Class A ordinary shares	312,007,494	36.7%	94,379,331	11.1%
Class B ordinary shares	147,975,703	52.2%	0	0%
Total	459,983,197	88.9%	94,379,331	11.1%